March 23, 2011

Mr. Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:           UTG, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and
September 30, 2010
File Number:  000-16867

Dear Mr. Rosenberg:

This correspondence is being provided as a follow-up to a recent telephone conversation with staff members of the SEC.

Please be advised we have determined to take an other than temporary impairment (OTTI) charge in the fourth quarter 2010 on our equity holdings of SFF Royalty and Amen Properties.  The impairments are $68,643 for the SFF Royalty holding and $456,032 for the Amen Properties holding.

I believe this should resolve the final outstanding matter related to the comment letter issued.  If not, please advise.  I can be contacted via telephone at 217-241-6363 or via e-mail at ted.miller@utgins.com.

Sincerely,

\s\ Theodore C. Miller

Theodore C. Miller
Sr. Vice President